United American Petroleum Corp.
9600 Great Hills Trail, Suite 150W
Austin, Texas 78759

October 19, 2012

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:          Sirimal R. Mukerjee

Re:              United American Petroleum Corp.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 0-51465

Dear Mr. Mukerjee:

On behalf of United American Petroleum Corp., a Nevada corporation (the “Company”), and in response to your letter dated September 24, 2012, regarding the Company’s Form 10-K for Fiscal Year Ended December 31, 2011 (“Form 10-K”) filed April 16, 2012 with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 2 on Form 10-K/A (“Amendment No. 2”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Form 10-K for Fiscal Year Ended December 31, 2011
Properties, page 14
Company Reserve Estimates

1.
Please disclose the qualifications of the technical person primarily responsible for overseeing the reserves estimates prepared by Nova Resources, Inc. and Mire and Associates, Inc.  Currently you indicate that these technical persons “meet the requirements regarding qualifications,” etc. but do not describe those requirements.  Please provide information for the particular individuals.  See Item 1202(a)(7) of Regulation S-K.

Response:  The Company has revised its disclosure in Amendment No. 2 to specify the qualifications of Joseph Rochefort of Nova Resources, Inc. and Kurt Mire of Mire and Associates, Inc. in accordance with Item 1202(a)(7) of Regulation S-K.

2.	File the reports of Nova and Mire. See Item 1202(a)(8) of Regulation S-K. Those reports must comply fully with Items 1202(8)(i) through (x).

Response:  The Company has filed in Amendment No. 2 a copy of the reports of Nova Resources, Inc. and Mire and Associates, Inc. in accordance with Item 1202(8) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Liquidity and Capital Resources, page 25

3.
We note your disclosure regarding the two “credit facilities.” Please revise your disclosure to identify each “investor.”  In addition, please revise your disclosure where appropriate to describe as applicable the various notes you have outstanding, including the material terms thereof.  In this regard, we note your disclosure regarding notes dated November 29, 2011, December 19, 2011, February 10, 2012, March 30, 2012 and June 4, 2012 in your Current Report on Form 8-K filed on June 13, 2012.

Response:  The Company has revised its disclosure in Amendment No. 2 to identify each “investor.”  Additionally, the Company has revised its disclosure to describe as applicable the various notes the Company had outstanding including the material terms thereof.

Security Ownership of Certain Beneficial Owners…, page 60

4.
We note your disclosure relating to the shares of common stock issued and outstanding in connection with the conversions of certain of your notes outstanding.  Please confirm that your disclosure here contemplates such issuances as well as those issuances upon the exercise of the related detachable warrants.  In addition, please add disclosure by footnote to indicate whether and, if so, how the holders listed in the table received their shares, in particular, whether they receive the shares in respect of your past notes issuances.  See Rule 13d-3(d)(1) under the Exchange Act with regard to determination of beneficial ownership.

Response:  The Company has revised its disclosure in Amendment No. 2 to update the beneficial ownership information in the chart on page 59 as of October 19, 2012, which contemplates the conversions of outstanding notes by the two investors as well as the issuances upon the exercise of their related detachable warrants.  Also, the Company has included disclosures by footnote indicating how the holders listed in the table received their shares and whether they received the shares in respect of your past notes issuances.

Financial Statements, page 28

Notes to Consolidated Financial Statements, page 35

Note 2. Summary of Significant Accounting Policies, page 36

Revenue Recognition – Administrative Income, page 37

5.	Describe for us, in reasonable detail, the nature and terms of the services and arrangements underlying amounts reported as administrative income/well operator income. As part of your response, describe the underlying properties and counterparties involved, and indicate whether you had any relationship with counterparties or interest in the underlying properties. Explain how your accounting for these services considered the guidance in Rule 4-10(c)(6)(iv) of Regulation S-X.

Response:  The Company recognizes administrative revenue billed to other working interest owners for accounting and reporting services. These administrative services consist of accounting, reporting, and related services, and are performed for oil and gas properties in which the Company has a working interest.  The Company collects these revenues from gross oil and gas proceeds attributable to unrelated working interest partners.  The administrative revenue recognized by the Company does not relate to contractual services performed for drilling, well service, or equipment supply services, etc. in connection with properties in which the company or an affiliate (as defined in Rule 1-02(b)) held an ownership or other economic interest.  As such, we believe the administrative services recognized as revenue are outside the scope of Rule 4-10(c)(6)(iv) of Regulation S-X.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United American Petroleum Corp.

/s/ Michael Carey

Michael Carey
Chief Executive Officer